Exhibit 99.2

Abaxx to Host Quarterly Business Update Investor Presentation

TORONTO, Feb. 17, 2022 -- Abaxx Technologies Inc., (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of the SmarterMarkets™ Podcast, plans to host a quarterly business update investor presentation, to provide a business update and respond to investor questions.

The Company will hold the investor presentation via Zoom Meetings on Tuesday February 22, 2022 at 10:00am Eastern Time Zone (EST). The Company invites current and prospective shareholders and vested stakeholders to attend this Q&A session with the Abaxx executive team. Attendees may email their questions in advance to ir@abaxx.tech.

Registration will be required to access the meeting. Following the presentation, a recording of the session will be made available on the Abaxx Investor Relations website at investors.abaxx.tech.

PRESENTATION DETAILS

DATE	Tuesday, February 22nd, 2022
TIME	10:00 AM Eastern Standard Time (EST)
LOCATION	Zoom Meeting To receive the meeting link and passcode, please register here.
QUESTIONS	For questions to be answered during the presentation, please submit ahead of time to: ir@abaxx.tech.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information, please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and Investor Inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations

Tel: +246 243-3390

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx, or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.